CRITICARE
SYSTEMS, INC.

04047940



2004 ANNUAL REPORT

ARLS

P.E.
6-30-04

Practicing the Science of Care

DEAR FELLOW SHAREHOLDERS:



Fiscal 2004 was a particularly challenging year for the company. The transition to niche markets while easing out of the commodity mainstream of vital signs monitoring presented some formidable tasks. This effort, however, is considered essential to the company's future, as the vital signs market has rapidly consolidated into a few global, mega corporations. To accomplish this transformation, a major allocation of engineering, business development and financial resources were required during the past year. It is expected however, that the current fiscal year will see the results of this effort in the form of new revenue sources.

The niche areas previously identified, respiratory gas analyzers and specialty monitors for medical imaging systems, were the first of three business targets. Criticare currently sells the respiratory gas products under its own brand name and through OEM partnerships. The company expects to continue to expand the OEM side of this technology, and anticipates that during the current fiscal year, additional private label agreements will be put in place.

The medical imaging-monitoring project is the single largest development program the company has ever undertaken. This is a co-development effort under a multi-year contract with a global provider of imaging accessory products. The technology developed is highly proprietary and is expected to provide a distinct marketing advantage in a fast growing segment of healthcare. Addressing this product, Criticare received FDA approval to market in September of 2004. Product launch is expected during fiscal 2005, which began on July 1, 2004. The positive impact of this program on Criticare is expected to be the most significant of all current company initiatives.

The third niche market the company is pursuing is Dental / Oral Surgery. Criticare is recognized as the dominant company in monitoring placements in this growing business. While the growth rate of new facilities is estimated to be double digits, monitor consumption is small relative to all the fixed hardware, tools and supplies needed in the average facility. Thus the company has identified specific non-monitoring products and services that are synergistic to Criticare's position in this market. The ultimate form this initiative can take would be through organic growth or that of an acquisition. The goal is to have this new business in place during the current fiscal year.

During fiscal 2004, the company's largest OEM partner was acquired by a major health care organization. While the sales levels of Criticare products by this partner were significant to Criticare, they were a fraction of the OEM's overall sales and not in the mainstream of its market focus. As a result, sales levels have been adversely affected dictating that Criticare must pursue other market channels for the product line in question. To that end, the company has entered into discussions with a number of viable entities that focus solely on monitoring products. It is expected that by the time this annual report is released the company will be able to describe one or more new partners for this particular product line.

Manufacturing of the company's products continues to be divided between Taiwan, China and at headquarters in Waukesha, Wisconsin. At present, production of imaging monitoring products and the respiratory gas products will stay at headquarters because of the proprietary nature of the technology. Criticare also has the ability to procure any of the products manufactured off shore from a U.S. source to fulfill any "Made in the U.S.A." requirements or to supplement demand. This strategy is under continuous improvement with regards to quality, cost and capacity. Sourcing at Criticare is regarded as a highly important ingredient of strategic planning.

Sadly, this past year, saw the passing of Mr. Steve Okland, vice president of Domestic Sales. Steve had been with Criticare for 18 years and was instrumental in placing the Company in a leadership position in the Oral Surgery market. His perseverance and integrity drove Criticare to high regard within this industry segment. Steve was responsible for mentoring the current CSI regional managers and providing the latitude of individual responsibility for their respective territories. All Criticare employees and our dealer network miss Steve and offer our condolences to his family.

Management remains confident that the strategy of moving into highly technical niche markets with strong worldwide sales partners as well as growing Criticare's position in oral surgery, paves the way for the future success of the company. It has been a long arduous journey in the recreation of Criticare's core market focus but the results are expected to be seen in the current fiscal year, 2005. On behalf of the Criticare team and the board of directors, we would like to thank our devoted associates, our loyal customers, our quality conscious vendors, and our dedicated stockholders for their continued support.

Sincerely,

Emil H. Soika

Emil H. Soika
President and Chief Executive Officer

Financial Highlights

Years Ended June 30

	2004	2003	2002	2001	2000
Net sales	$28,591,481	$28,562,943	$26,219,618	$27,736,304	$27,154,236
Net loss	(2,100,573)	(938,596)	(1,425,181)	(178,232)	(186,388)
Net loss per common share –basic and diluted	$(0.19)	$(0.08)	$(0.13)	$(0.02)	$(0.02)
Average shares outstanding –basic and diluted	11,240,685	11,071,735	10,876,818	10,171,394	8,694,918
Stockholders' equity	$13,789,300	$15,034,208	$18,387,067	$21,005,816	$18,798,952
Long-term obligations	344,128	38,662	3,151,879	3,270,131	3,552,474
Working capital	11,962,112	12,895,476	15,464,899	17,995,488	16,257,780
Total assets	19,542,341	18,762,327	25,474,256	29,871,854	27,210,867

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations expressed as percentages of net sales.

Percentage of Net Sales

Years Ended June 30

	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	58.8	63.5	62.8
Gross profit	41.2	36.5	37.2
Operating expenses:			
Sales and marketing	25.0	22.3	21.5
Research, development and engineering	8.9	9.6	8.9
Administrative	12.8	13.4	11.4
Total	46.7	45.3	41.8
Loss from operations	(5.5)	(8.8)	(4.6)
Interest expense	0.0	(0.3)	(0.9)
Interest income	0.1	0.2	0.3
Foreign currency exchange gain (loss)	0.0	0.3	(0.5)
Gain on sale of stock	0.0	4.5	–
Other income	(1.9)	0.9	0.3
Loss before income taxes	(7.3)	(3.2)	(5.4)
Income tax provision	–	–	–
Net loss	(7.3)%	(3.2)%	(5.4)%

FISCAL YEAR ENDED JUNE 30, 2004 COMPARED TO JUNE 30, 2003

Net sales of $28,591,481 for the fiscal year ended June 30, 2004 compared to $28,562,943 of net sales generated in fiscal 2003. An 11.9% increase in the number of units shipped was partially offset by a 10.3% reduction in the average sales price per unit and a 6.9% decrease in accessory sales in the current year. The higher unit sales and lower average sales price per unit were driven by a large shipment of pulse oximeters to supply a government tender in Mexico. These units monitor pulse oximetry only and therefore carry a much lower average selling price than the Company's equipment that monitors multiple vital signs parameters. OEM sales in fiscal 2004 were $4,631,000 and represented 16.5% of total sales, compared to $5,457,000 (19.1% of total sales) in fiscal 2003.

The gross profit percentage of 41.2% realized in fiscal 2004 increased from the 36.5 % generated in the prior year. The lower margins in the prior year were driven mainly by $1,752,352 in charges to cost of goods sold to increase the obsolescence reserve for inventory associated with discontinued products and for potential obsolete inventory. Charges to cost of goods sold for potentially obsolete inventory totaled $535,024 in the current year and this $1,217,328 reduction in charges in the current year increased margins from the prior year.

Total operating expenses in fiscal 2004 increased by $395,790 from the prior year as a $174,581 reduction in administrative expenses and a $204,748 decrease in research, development and engineering expenses partially offset a $775,119 increase in sales and marketing expenses. A $364,240 reduction in legal and consulting fees primarily related to the internal review conducted in the prior year by the Company of its import and export procedures was the main contributor to the lower administrative expenses. In addition, a final payment in the prior year of $150,000 made to the Company's former CEO and founder to satisfy past severance obligation issues increased administrative expenses in the prior year compared to the current year. These reductions were partially offset by the increase in bad debt expense of $331,240 related to the reserve of the receivable due from the International distributor. The lower research, development and engineering expenses were mainly due to funding received from an OEM business partner to jointly develop a highly specialized monitoring system for medical imaging applications that was partially offset by higher spending to support the project. The higher sales and marketing expenses were mainly driven by increased spending to promote the Company's new line of anesthesia monitoring products and to enter the veterinary market, including the hiring of four direct salespeople to support these efforts. Also contributing to the increase in sales and marketing spending were clinical trials conducted to test enhancements made to one of the Company's vital signs parameters.

The Company generated other expense of $526,060 in fiscal 2004 compared to other income of $1,578,176 that was recognized in the prior year. Other income in the prior year included the recognition of a $1,290,252 gain on the sale of the Company's Immtech International, Inc. stock, $93,000 in profits from the completion of a medical equipment integration project with an International distributor, an $82,403 foreign currency exchange gain related to the Company's operation in India, and a $41,208 gain on the sale of the

Company's building. Total other expense in the current year includes a $200,000 charge to settle a dispute with a customer over a 1999 product installation to avoid litigation. The Company elected to settle this issue rather than incur the significant legal and administrative costs deemed necessary to successfully defend its position. Total other expenses include a $400,000 charge for the potential call of a standby letter of credit used to guarantee borrowings by the International distributor. Total other expenses also include a $90,000 charge to satisfy a claim for duties and Value Added Tax associated with importation of products into a foreign country on behalf of the International distributor.

FISCAL YEAR ENDED JUNE 30, 2003 COMPARED TO JUNE 30, 2002

Net sales of $28.6 million for the fiscal year ended June 30, 2003 were up 8.9% from the $26.2 million of net sales generated in fiscal 2002. A 12.5% increase in international sales and a 6.6% increase in domestic sales drove revenue higher in fiscal 2003. An 8.8% increase in the number of units shipped and an 8.5% increase in the average selling price per unit, partially offset by a 14.2% decrease in accessory sales, contributed to the higher revenue in fiscal 2003 as compared to fiscal 2002. OEM sales in fiscal 2003 increased for the fourth consecutive year to $5,457,000 and represented 19.1% of total sales, compared to $5,103,000 in fiscal 2002.

The gross profit percentage of 36.5% realized in fiscal 2003 decreased from the 37.2 % generated in fiscal 2002. The main contributor to the lower margins was $1,752,000 of charges to cost of goods sold to increase the obsolescence reserve for inventory associated with discontinued products that was disposed of in the current year and for potential obsolete inventory that was still in stock at the end of fiscal 2003. These charges represented 6.1% of net sales in fiscal 2003 and more than offset the favorable impact from higher sales that resulted in a better utilization of fixed manufacturing costs when compared to fiscal 2002.

The majority of the charges to cost of goods sold ($1,122,000) to increase the obsolescence reserve was recorded in the Company's fiscal fourth quarter ended June 30, 2003. In the fourth quarter of fiscal 2003 the Company received revised forecasts from two key business partners that significantly reduced the expected demand for two products for which the Company maintained large inventories of component parts. The Company also released its new line of anesthesia monitoring products in the fourth quarter of fiscal 2003, increasing the risk of obsolescence of component parts maintained for its old line of anesthesia monitoring products. Mainly due to these two events that arose in the fourth quarter of fiscal 2003, the Company increased its reserve for obsolete inventory to $1.4 million from its $464,000 balance at the end of the third quarter of fiscal 2003. This increase in the obsolescence reserve in the fourth quarter of fiscal 2003 reduced gross margins to 24.1% and increased the loss for the fourth quarter of fiscal 2003 to $1,286,799.

Total operating expenses in fiscal 2003 were almost $2.0 million higher than fiscal 2002 and more than offset the favorable impact of higher sales in fiscal 2003. Administrative expenses increased by $839,248 in fiscal 2003 as compared to fiscal 2002 due mainly to legal and consulting fees related to the internal review conducted by the Company of its import and export procedures that totaled approximately $495,000. Also contributing to higher administrative expenses in fiscal 2003 were a final settlement of $150,000 made to the Company's former CEO and founder to satisfy past severance obligation issues and $105,000 of increased spending on business and health insurance, utilities, and investor related expenses.

Sales and marketing expenses were $744,549 higher in fiscal 2003 than fiscal 2002 due mostly to a $330,000 increase in employee and dealer commission's in fiscal 2003 as compared to fiscal 2002 driven by the higher sales and an increase in bad debt expense of $221,000 in fiscal 2003 as compared to fiscal 2002. In fiscal 2002, recoveries of bad debts expensed in prior years more than offset additional provisions expensed, resulting in a credit of bad debt expense of $183,000 compared to $38,000 of bad debt expense recognized in fiscal 2003. In addition, a $139,000 increase in combined trade show, travel, and advertising spending to support the rollout of the Company's new anesthesia products contributed to the higher sales and marketing expenses in fiscal 2003.

Research, development, and engineering expenses were up $397,181 in fiscal 2003 over the prior year due mostly to a $360,000 increase in combined labor, employee benefits, and project spending costs incurred to launch the Company's new line of proprietary anesthesia monitoring products.

Total other income was almost $1.8 million higher in fiscal 2003 than fiscal 2002 which offset the majority of the increase in operating expenses, resulting in a bottom line net loss of $938,596 that was almost $500,000 lower than the $1,425,181 net loss in fiscal 2002. The other income consisted mainly of a $1,290,252 gain recognized on the sale of the Company's investment in Immtech International, Inc., $93,000 in profit recognized on a medical integration project with an International distributor, and a $41,208 gain on the sale of the Company's building. In addition, the Company realized an $82,403 foreign currency exchange gain in fiscal 2003 related to the Company's operation in India compared to a $119,188 foreign currency exchange loss recognized in fiscal 2002. The Company retired its long-term bank debt in August 2002 by using the proceeds from the sale of the Company's facility. This bank debt retirement caused a reduction in interest expense of $154,674 in fiscal 2003 as compared to fiscal 2002 and, consequently, contributed to higher other income in fiscal 2003 over fiscal 2002.

QUARTERLY RESULTS

The following table contains quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation.

The Company typically receives a substantial volume of its quarterly sales orders at or near the end of each quarter. In anticipation of meeting this expected demand, the Company usually builds a significant inventory of finished products throughout each quarter. If the expected volume of sales orders is not received during the quarter, or is received too late to allow the Company to ship the products ordered during the quarter, the Company's quarterly results and stock of finished inventory can be significantly affected.

Quarters Ended (unaudited) — *$ in thousands, except per share data*

	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002
Net sales	$6,668	$6,571	$8,980	$6,372	$6,705	$6,504	$9,050	$6,304
Gross profit	2,702	2,809	3,685	2,574	1,616	2,481	3,938	2,397
Net (loss) income	(1,708)	(413)	412	(392)	(1,287)	460	180	(292)
Net (loss) income per common share –basic and diluted	(0.15)	(0.04)	0.04	(0.04)	(0.11)	0.04	0.02	(0.03)

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, sales returns, inventories, and warranty obligations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The Company believes the following accounting policies require its more significant judgments and estimates used in the preparation of its financial statements.

REVENUE RECOGNITION

Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs. This revenue recognition policy is utilized for shipment of product to customers including both distributors and end-users.

Revenues for integration contracts where Criticare Integration acts as an intermediary to supply medical equipment and supplies to medical facilities in countries in the Black Sea Economic Zone are recognized on a net basis for services rendered upon completion of the transaction giving rise to the service. Since there was no activity in fiscal 2004 for these integration services and the activity for fiscal 2003 was not material, they are included in the accompanying statements of operations for fiscal 2003 as other income.

ESTIMATING ALLOWANCES FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management analyzes specific accounts receivable as well as historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, foreign currency movements, and changes in its customer payment terms when evaluating the allowance for doubtful accounts. If the financial condition of any of the Company's customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required.

The Company also maintains a sales returns reserve in order to estimate potential future product returns related to current period revenue. Management analyzes historical returns, current economic trends, changes in customer demand, and acceptances of the Company's products when evaluating the adequacy of the sales returns reserve. Significant management judgments and estimates must be made and used in connection with establishing the sales returns reserve in any accounting period. Material differences may result in the timing of the Company's revenue if management made different judgments or utilized different estimates.

VALUATION OF INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method. The Company maintains a reserve for obsolete inventory that it utilizes to write down inventories for estimated obsolescence or unmarketable inventory equal to the difference between the carrying value of the inventory and the estimated market value. The Company determines the adequacy of the obsolescence reserve by considering historical annual usage of component parts and finished goods as well as assumptions about market conditions and forecasted demand. When items are physically disposed of the amounts are written off against the reserve. If future product demand is lower than expected or if market conditions are less favorable than those projected by the Company, additional charges to increase the obsolescence reserve may be required.

During fiscal 2004, the reserve for obsolete inventory was decreased $790,000 to $610,000 at June 30, 2004 due mainly to the disposal of obsolete inventory that had been reserved for in prior years. During fiscal 2003, the reserve for obsolete inventory was increased $454,000 to $1,400,000 at June 30, 2003 to provide for potential obsolete inventory associated with discontinued products and excess inventory associated with slow moving parts.

PRODUCT WARRANTY

The Company provides for the estimated cost of product warranties at the time products are shipped based upon its historical experience providing warranty coverage. The Company's warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from current projections, revisions to the estimated warranty reserve would be required.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2004, the Company had a cash balance of $3,738,825 that was basically level with its fiscal 2003 year-end cash balance of $3,716,446. The Company has continued to maintain a bank debt free balance sheet since August of 2002 when it sold its building and used the proceeds from the sale to retire the bank debt on the facility.

The Company has been able to increase its cash position $376,721 over the last three fiscal years despite generating losses of $4,464,350 during this period. Non-cash expenses consisting primarily of depreciation expense and provisions for obsolete inventory decreased the Company's profitability $5,264,669 during the last three fiscal years, but did not impact the Company's cash flows. Over the last three fiscal years the Company has been able to fund $934,562 of cash used in operations and capital spending of $1,702,745 primarily with $1,531,607 of cash provided from the exercise of stock options and $1,290,252 from the sale in fiscal 2003 of the Company's shares of Immtech International, Inc. stock.

In fiscal 2004, $855,664 of cash provided from the exercise of 470,725 shares under expiring stock options more than offset $413,063 of capital spending and $408,864 of cash used in operations. In fiscal 2003, the Company generated cash of $1,290,252 through the sale of its shares in Immtech International, Inc. stock and another $598,039 of net cash through the sale of its building and the retirement of the debt on the facility. These cash inflows more than offset the $808,967 of cash used in operations and $776,375 of capital spending in fiscal 2003.

The Company believes all future capital and liquidity requirements will be satisfied by cash generated from operations, proceeds received from the issuance of common stock related to the exercise of stock options, and its current cash balances. No major capital equipment expenditures are expected in the Company's next fiscal year ended June 30, 2005. The Company also has a $1,000,000 line of credit currently in place that could be utilized, if necessary. At June 30, 2004, there were no borrowings outstanding under this line of credit. The Company violated loan covenants under this line of credit related to achieving minimum levels of tangible net worth and income. The bank waived compliance with these covenants subsequent to year end. This line expires in November 2004, but is expected to be extended with terms consistent with the current agreement.

The following table summarizes the Company's contractual cash obligations at June 30, 2004 in the categories set forth below, and the effect such obligations are expected to have on its liquidity and cash flow in future fiscal periods:

	2005	2006	2007	2008	Thereafter	Total
Operating leases	$332,662	$329,776	$321,206	$73,258	$22,678	$1,079,580
Capital leases	82,560	82,560	82,560	82,560	62,640	392,880
Contract manufacturing obligations	1,110,000	–	–	–	–	1,110,000
Other long-term obligations	14,352	13,605	7,176	865	–	35,998
Total contractual obligations	$1,539,574	$425,941	$410,942	$156,683	$85,318	$2,618,458

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed herein that are not historical or current facts deal with potential future circumstances and developments. These include anticipated product introductions, expected future financial results, liquidity needs, financing ability, management's or the Company's expectations and beliefs and similar matters discussed in Management's Discussion and Analysis or elsewhere herein. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

The Company's business, operations and financial performance are subject to certain risks and uncertainties which could result in material differences in actual results from management's or the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, demand for the Company's products, costs of operations, the development of new products, the reliance on single sources of supply for certain components in the Company's products, government regulation, health care cost containment programs, the effectiveness of the Company's programs to manage working capital and reduce costs, competition in the Company's markets, compliance with product safety regulations and product liability and product recall risks, risks relating to international sales and compliance with U.S. export regulations, unanticipated difficulties in outsourcing the manufacturing of the majority of its products to foreign manufacturers and risks related to foreign manufacturing, including economic and political instability, trade and foreign tax laws, production delays and cost overruns and quality control.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has a demand line of credit facility with a commercial bank with interest payable monthly at 25 basis points above the bank's reference rate. The Company had no borrowings outstanding under this bank facility at June 30, 2004, 2003, and 2002. Due historically to the lack of need to borrow from this credit facility and due to the Company's current cash position, the Company is not subject to financial risk on this obligation if interest rates in the market change significantly.

The Company's net sales are primarily denominated in United States dollars, except for a small amount of net sales from the Company's operation in India denominated in Indian rupees. As a result, part of the Company's accounts receivable are denominated in rupees and translated into U.S. dollars for financial reporting purposes. A 10% change in the exchange rate of the U.S. dollar with respect to the Indian rupee would not have a material adverse effect on the Company's financial condition or results of operations for the fiscal year ended June 30, 2004. The Company does not use any hedges or other derivative financial instruments to manage or reduce exchange rate risk.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003

Assets (Note 6)

	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents (Notes 1 and 10)	$3,738,825	$3,716,446
Accounts receivable, less allowance for doubtful accounts of $260,000 and $300,000, respectively (Note 1)	6,489,884	5,627,198
Other receivables (Note 1)	359,806	553,147
Inventories (Notes 1 and 2)	6,418,135	6,347,208
Prepaid expenses	364,375	340,934
Total current assets	17,371,025	16,584,933
PROPERTY, PLANT AND EQUIPMENT (Note 1):		
Machinery and equipment	2,675,093	2,264,697
Furniture and fixtures	937,906	919,077
Leasehold improvements	218,423	212,229
Demonstration and loaner monitors	945,339	1,346,459
Production tooling	2,030,618	3,617,345
Property, plant and equipment - cost	6,807,379	8,359,807
Less accumulated depreciation	4,713,049	6,266,399
Property, plant and equipment - net	2,094,330	2,093,408
OTHER ASSETS (Notes 1 and 3):		
License rights and patents - net	76,985	83,986
Total other assets	76,985	83,986
TOTAL ASSETS	$19,542,341	$18,762,327

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity

	2004	2003
CURRENT LIABILITIES:		
Accounts payable	$3,237,406	$2,272,953
Accrued liabilities:		
Compensation and commissions	863,113	850,034
Product warranties (Notes 1 and 4)	444,000	312,000
Liability under guarantees (Note 13)	490,000	–
Out of court settlement (Note 7)	200,000	–
Obligations under capital lease (Note 12)	57,712	–
Other	174,395	254,470
Total current liabilities	5,466,626	3,689,457
LONG-TERM LIABILITIES:		
Obligations under capital lease (Note 12)	264,770	–
Other long-term obligations	21,646	38,662
Total long-term liabilities	286,416	38,662
COMMITMENTS AND CONTINGENCIES (Notes 7, 9, 12 and 13)		
TOTAL LIABILITIES	5,753,042	3,728,119
STOCKHOLDERS' EQUITY (Notes 1 and 8):		
Preferred stock - $.04 par value, 500,000 shares authorized, no shares issued or outstanding	–	–
Common stock - $.04 par value, 15,000,000 shares authorized, 11,574,749 and 11,204,024 shares issued, and 11,450,021 and 11,073,832 outstanding, respectively	462,990	448,161
Additional paid-in capital	23,965,900	23,360,244
Common stock held in treasury (124,728 and 130,192 shares, respectively)	(409,439)	(419,618)
Subscriptions receivable	–	(225,000)
Retained earnings (accumulated deficit)	(10,226,670)	(8,126,097)
Cumulative translation adjustment	(3,482)	(3,482)
Total stockholders' equity	13,789,299	15,034,208
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,542,341	$18,762,327

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	2004	2003	2002
NET SALES (Note 10 and 11)	$28,591,481	$28,562,943	$26,219,618
COST OF GOODS SOLD	16,821,782	18,131,293	16,464,652
GROSS PROFIT	11,769,699	10,431,650	9,754,966
OPERATING EXPENSES:			
Sales and marketing (Note 1)	7,150,867	6,375,748	5,631,199
Research, development and engineering (Note 1)	2,532,129	2,736,877	2,339,696
Administrative (Note 9)	3,661,216	3,835,797	2,996,549
Total	13,344,212	12,948,422	10,967,444
LOSS FROM OPERATIONS	(1,574,513)	(2,516,772)	(1,212,478)
OTHER (EXPENSE) INCOME:			
Interest expense (Note 12)	(9,282)	(91,533)	(246,207)
Interest income	37,176	51,197	76,771
Foreign currency exchange gain (loss) (Note 1)	–	82,403	(119,188)
Gain on sale of stock (Note 1)	–	1,290,252	–
Other (expense) income	(553,954)	245,857	75,921
Total	(526,060)	1,578,176	(212,703)
LOSS BEFORE INCOME TAXES	(2,100,573)	(938,596)	(1,425,181)
INCOME TAX PROVISION (Notes 1 and 5)	–	–	–
NET LOSS	$(2,100,573)	$(938,596)	$(1,425,181)
NET LOSS PER COMMON SHARE (Note 1):			
Basic and diluted	$(0.19)	$(0.08)	$(0.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 1):			
Basic and diluted	11,240,685	11,071,735	10,876,818

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Common Stock Treasury Shares	Treasury Cost	Subscriptions Receivable	Retained Earnings Accumulated (Deficit)	Cumulative Translation Adjustment	Unrealized Gain on Investment	Total Stockholders' Equity
Balance, June 30, 2001	10,796,224	$431,849	$22,494,548	64,134	$(119,467)	$0	$(5,771,568)	$0	$3,970,454	$21,005,816
Net loss							(1,425,181)			(1,425,181)
Unrealized (loss) on investment									(1,665,765)	(1,665,765)
Cumulative translation adjustment							9,248	5,832		15,080
Comprehensive income/(loss)										(3,075,866)
Exercise of options	403,300	16,132	848,121			(225,000)				639,253
Employee common stock purchased from treasury			7,455	(4,367)	8,135					15,590
Repurchase of Company stock				41,123	(197,727)					(197,727)
Balance, June 30, 2002	1,199,524	$447,981	$23,350,124	100,890	$(309,059)	$(225,000)	$(7,187,501)	$5,832	$2,304,689	$18,387,066
Net loss							(938,596)			(938,596)
Unrealized holding (loss) arising during period									(1,014,437)	(1,014,437)
Reclassification (gain) included in net income									(1,290,252)	(1,290,252)
Cumulative translation adjustment								(9,314)		(9,314)
Comprehensive income/(loss)										(3,252,599)
Exercise of options	4,500	180	7,133							7,313
Employee common stock purchased from treasury			2,987	(5,798)	10,800					13,787
Repurchase of Company stock				35,100	(121,359)					(121,359)
Balance, June 30, 2003	11,204,024	$448,161	$23,360,244	130,192	$(419,618)	$(225,000)	$(8,126,097)	$(3,482)	$0	$15,034,208
Net loss							(2,100,573)			(2,100,573)
Comprehensive income/(loss)										(2,100,573)
Exercise of options	370,725	14,829	600,455			225,000				840,284
Employee common stock purchased from treasury			5,201	(5,464)	10,179					15,380
Balance, June 30, 2004	11,574,749	$462,990	$23,965,900	124,728	$(409,439)	$0	$(10,226,670)	$(3,482)	$0	$13,789,300

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	2004	2003	2002
OPERATING ACTIVITIES:			
Net loss	$(2,100,573)	$(938,596)	$(1,425,181)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation	635,322	881,703	865,291
Amortization	7,001	7,001	7,002
Gain on sale of fixed assets	–	(41,208)	(5,292)
Provision for doubtful accounts	393,758	38,566	(700,000)
Provision for obsolete inventory	509,001	1,752,352	621,000
Gain on sale of Immtech stock	–	(1,290,252)	–
Changes in assets and liabilities:			
Accounts receivable	(1,256,444)	(425,683)	2,340,512
Other receivables	193,341	191,072	(468,560)
Inventories	(469,269)	(934,389)	691,753
Prepaid expenses	(23,441)	112,413	48,825
Accounts payable	964,452	(58,543)	(1,090,280)
Accrued liabilities	737,988	(103,403)	(601,801)
Net cash (used in) provided by operating activities	(408,864)	(808,967)	283,269
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment, net	(413,063)	(776,375)	(513,307)
Proceeds from sale of fixed assets	–	3,795,164	5,575
Proceeds from sale of Immtech stock	–	1,290,252	–
Net cash provided by (used in) investing activities	(413,063)	4,309,041	(507,732)
FINANCING ACTIVITIES:			
Repurchase of Company common stock	–	(121,359)	(197,727)
Retirement of long-term debt	–	(3,197,125)	(86,767)
Retirement of obligation under capital lease	(11,358)	–	–
Proceeds from issuance of common stock	855,664	21,100	654,843
Net cash provided by (used in) financing activities	844,306	(3,297,384)	370,349
EFFECT OF EXCHANGE RATE CHANGES ON CASH	–	(9,314)	15,080
NET INCREASE IN CASH AND CASH EQUIVALENTS	22,379	193,376	160,966
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,716,446	3,523,070	3,362,104
CASH AND CASH EQUIVALENTS, END OF YEAR	$3,738,825	$3,716,446	$3,523,070
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for:			
Income taxes paid–net	$7,498	$16,288	$12,309
Interest	11,535	110,322	246,749
Noncash investing and financing activities:			
Cost of fixed asset disposals	1,898,210	3,754,245	168,320
Property, Plant, and Equipment acquired under capital lease	333,840	–	–
Holding (loss) on investment in Immtech	–	(1,014,437)	(1,665,765)

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Criticare Systems, Inc. designs, manufactures and markets patient monitoring equipment and related accessories to the health care community worldwide and is headquartered in Waukesha, Wisconsin. The Company sells domestically primarily to oral and stand-alone general surgery centers and hospitals through regional sales managers and a dealer network. Internationally, the Company sells mainly to hospitals through country managers and a worldwide dealer network. In addition, the Company sells modules and stand-alone monitors worldwide to original equipment manufacturers ("OEMs").

Principles of Consolidation – The consolidated financial statements include the accounts of Criticare Systems, Inc. (the "Company") and its wholly owned subsidiaries: Criticare International GmbH Marketing Services ("Criticare International"), CSI Trading, Inc. ("CSI Trading"), Criticare Service GmbH, Criticare Biomedical, Inc. ("Criticare Biomedical"), Sleep Care, Inc. ("Sleep Care"), and Criticare Integration, Inc. ("Criticare Integration"). CSI Trading was incorporated in November 1996 to assist with European marketing activities and includes an operation in India. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents – The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are customer obligations due under normal trade terms. The Company sells its products to distributors, original equipment manufacturers, and end users in medical facilities such as hospitals, surgery centers, nursing homes, and physician offices. The Company performs continuing credit evaluations of its customers' financial condition and although it generally does not require collateral, letters of credit may be required from customers in certain circumstances.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes its allowance for doubtful accounts as of June 30, 2004 and 2003 is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories – Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

Investments – In accordance with Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. The Company's investments were in marketable equity securities and were classified as available-for-sale securities. The company's investment in stock of Immtech International, Inc. was sold at a gain in 2003. There were no held-to-maturity or trading securities as of June 30, 2004.

Other Receivables – Other receivables in fiscal 2004 and 2003 consist mainly of tender deposits in the amount of $122,218 and $104,798, respectively, and receivables to be paid via letters of credit amounting to $81,862 and $85,395, respectively. In addition, in fiscal 2003 other receivables included a trade receivable of $232,205, which was assumed by a new distributor in China. This receivable was paid in full during fiscal 2004.

Property, Plant and Equipment – Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. The Company also has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The building, which was sold in August 2002, was being depreciated over 40 years prior to the sale. The estimated useful lives of other property and equipment are as follows:

Classification	Estimated Useful Lives
Machinery and equipment	5-7 years
Furniture and fixtures	5 years
Leasehold improvements	4-5 years
Demonstration and loaner monitors	4 years
Production tooling	5-7 years

The Company periodically assesses the recoverability of long-lived assets, including property and equipment and intangibles, in accordance with the Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 144"), when indications of potential impairment exist. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. Management considers such factors as current operating results, trends, and future prospects, in addition to other economic factors in performing this analysis. No such impairments exist at June 30, 2004 and 2003.

License Rights and Patents – The Company adopted SFAS 142, "Goodwill and Other Intangible Assets," during the period ended June 30, 2003 to account for its license rights and patents. License rights and patents are carried at cost and are amortized using the straight-line method over their estimated useful life as follows:

Classification	Estimated Useful Life
License rights and patents	17 years

License rights and patents are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Revenue Recognition – Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs. This revenue recognition policy is utilized for shipment of product to customers, including both distributors and end-users.

Shipping Costs – Any shipping costs that are billable to the customer are included in revenue and all shipping costs are included in cost of goods sold in the accompanying consolidated statements of operations.

Product Warranties – Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped and installed.

Marketing Expenses – Marketing expenses include all of the Company's sales related costs. In fiscal 2002 recoveries of bad debts expensed in prior years more than offset additional provisions expensed in the current year, resulting in a net credit of bad debt expense of $(183,046). Bad debt expense totaled $393,758 and $38,566 in fiscal 2004 and 2003, respectively.

Advertising Costs – Advertising costs are expensed as incurred. Advertising costs totaled $101,174, $76,950, and $62,465 for the years ended June 30, 2004, 2003, and 2002, respectively.

Research and Development Expenses – Research and development costs are charged to operations as incurred. Such expenses approximated $2,271,000, $2,503,000 and $2,147,000 in fiscal 2004, 2003, and 2002, respectively.

Income Taxes – The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The Company pays income taxes in certain states that require an annual minimum tax. These taxes are included in administrative expenses in the consolidated statements of operations.

Translation of Foreign Currency - The Company follows the translation policy as provided by Financial Accounting Standards No. 52, "Foreign Currency Translation" in translating the financial statements of its operation in India from Indian rupees to U.S. dollars. Accordingly, assets and liabilities are translated at the rate of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate prevailing throughout the year. Due to the fact that the variance between the U.S. dollar and the Indian rupee was not material, Criticare elected to use the same exchange rate in fiscal 2004 as in fiscal 2003.

Net Loss Per Common Share - Basic loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. The basic and diluted weighted average number of common shares outstanding in the financial statements are the same in fiscal years 2004, 2003, and 2002 because including a diluted calculation in a loss position would produce an anti-dilutive per share amount. The number of diluted weighted average common shares outstanding would be higher by 335,215 shares in 2004, 328,172 shares in 2003, and 597,129 shares in 2002 without this anti-dilutive impact.

Stock Options – The Company grants options to purchase Criticare Systems, Inc. common shares under stock option plans that are described more fully in Note 8. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the additional disclosures required by SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. If the Company had elected to recognize compensation cost for the options granted during the years ended June 30, 2004, 2003 and 2002, consistent with the method prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts indicated below:

Fair Value of Financial Instruments – The Company's financial instruments under SFAS No. 107 "Disclosure About Fair Value of Financial Instruments," includes cash, accounts receivable, accounts

Years Ended June 30

	2004	2003	2002
Net loss – as reported	$(2,100,573)	$(938,596)	$(1,425,181)
Less compensation expense for options granted	285,566	173,152	131,171
Net loss – pro forma	$(2,386,139)	$(1,111,748)	$(1,556,352)
Net loss per common share – as reported	$(0.19)	$(0.08)	$(0.13)
Less compensation expense for options granted	0.02	0.02	0.01
Net loss per common share – pro forma (basic and diluted)	$(0.21)	$(0.10)	$(0.14)

payable, borrowings under line of credit facility and long-term debt. The Company believes that the carrying amounts of these accounts are a reasonable estimate of their fair value because of the short-term nature of such instruments or, in the case of long-term debt because of interest rates available to the Company for similar obligations.

Comprehensive Income – In 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments and unrealized gains on investments, and is presented in the consolidated statements of stockholders' equity.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain amounts from the fiscal 2003 financial statements have been reclassified to conform to the fiscal 2004 presentation.

2. INVENTORIES

Inventories consist of the following as of June 30

	2004	2003
Component parts	$1,988,415	$2,762,803
Work in process	781,156	811,906
Finished units	4,258,565	4,172,499
Total inventories	7,028,136	7,747,208
Less: reserve for obsolescence	610,000	1,400,000
Net inventory	$6,418,135	$6,347,208

3. LICENSE RIGHTS AND PATENTS

The components of and changes in the carrying amount of license rights and patents are as follows:

	2004	2003
License rights and patents	$196,777	$196,777
Accumulated amortization	(119,792)	(112,791)
Net license rights and patents	$76,985	$83,986

Future amortization of license and patents is as follows at June 30, 2004:

	Years Ended June 30
2005	$7,001
2006	7,001
2007	7,001
2008	7,001
2009	7,001
Thereafter	41,980
Total	$76,985

Approximately $7,000 of amortization was charged to operations in each of the fiscal years ended June 30, 2004, 2003, and 2002.

4. PRODUCT WARRANTY

The Company's products are subject to warranties, and therefore liabilities are established for the estimated future costs of repair or replacement and included in cost of sales at the time the related sale is recognized. These liabilities are adjusted based on management's best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. In the event that actual experience differs from these best estimates, changes in the Company's warranty liabilities might become necessary.

Changes in the Company's warranty liability for fiscal years 2004 and 2003 are as follows:

	2004	2003
Balance, beginning of year	$312,000	$248,725
Warranties issued	453,212	495,885
Settlements	(321,212)	(352,865)
Changes in estimated pre-existing warranties	–	(79,745)
Balance, end of year	$444,000	$312,000

5. INCOME TAXES

The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based upon the expected future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carryforwards.

The valuation allowance was increased $1,095,000 in 2004 and $1,263,000 in 2003.

Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:

			June 30
	2004	2003	2002
Deferred income tax assets:			
Accounts receivable and sales allowances	$133,000	$148,000	$146,000
Inventory allowances	269,000	580,000	400,000
Product warranties	174,000	122,000	98,000
Other accrued liabilities	135,000	122,000	136,000
Severance pay accrual	14,000	21,000	24,000
Federal net operating loss carryforwards	5,772,000	4,543,000	4,282,000
State net operating loss carryforwards	574,000	502,000	536,000
Federal tax credit carryforwards	198,000	198,000	152,000
Investment losses not deducted	118,000	118,000	709,000
Total deferred income tax assets	7,387,000	6,354,000	6,483,000
Deferred income tax liabilities:			
Excess of tax over book depreciation and amortization	(22,000)	(106,000)	(585,000)
Prepaid expenses	(54,000)	(32,000)	(41,000)
Unrealized gain on investments	0	0	(904,000)
Total deferred income tax liabilities	(76,000)	(138,000)	(1,530,000)
Valuation allowance	(7,311,000)	(6,216,000)	(4,953,000)
Net deferred income taxes recognized in the consolidated balance sheets	$ 0	$ 0	$ 0

At June 30, 2004, the Company had federal net operating loss carryforwards of approximately $16,980,000 which expire in 2008 through 2024. At June 30, 2004, the Company had available for federal income tax purposes approximately $87,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 of tax credit carryforwards which expire in the years 2007 through 2009. The Company also has approximately $11,476,000 of state net operating loss carryforwards, which expire in 2004 through 2019, available to offset certain future state taxable income.

The income tax provision consists of the following:

	2004	2003	2002
Current			
Federal	$0	$0	$0
State	0	0	0
Total income tax provision	$0	$0	$0

A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

	2004	2003	2002
Federal statutory income tax rate	(34.0)%	(34.0)%	(34.0)%
Losses for which no benefit was provided	57.6	33.0	51.9
Non-deductible losses of subsidiaries	0.0	0.0	0.0
Other–net *(principally stock options in 2004 and 2002)*	(23.6)	1.0	(17.9)
Effective income tax rate	0%	0%	0%

6. LINE OF CREDIT FACILITY

At June 30, 2004, the Company had a $1,000,000 demand line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line were payable on demand with interest payable monthly at the bank's reference rate, plus .25% (4.00% as of June 30, 2004). As of June 30, 2004, 2003, and 2002 there were no borrowings against the line. Borrowings under the line of credit facility are collateralized by substantially all assets of the Company.The credit facility has covenants which require minimum levels of tangible net worth and income levels. The Company was not in compliance with the covenants at June 30, 2004. This non-compliance was subsequently waived by the lending institution.

7. CONTINGENCIES

The import and export rules applicable to all United States companies engaged in international business transactions contain compliance guidelines. Violations may result in civil or criminal penalties, or both, as well as the potential loss of export privileges.

On August 6, 2002, in part due to the new regulations imposed under the Sarbanes-Oxley Act, the Company initiated an internal review of its import and export procedures. On August 28, 2002, senior management of the Company became aware of previous events that may have violated United States import/export laws and regulations. Senior management of the Company immediately authorized an internal audit of these possible violations, focusing on the sale of medical equipment directly or indirectly into an embargoed country and possible marking issues.

The factual investigation pursuant to the internal audit is complete, no additional compliance issues arose, and no material marking issues were identified as a result of the investigation.

Subsequently, the Company has taken action to adopt and implement a written compliance program with respect to applicable import/export rules. The Company has also undertaken a voluntary disclosure with the relevant government agencies and has filed its completed internal audit report and all requested documents. Although there is no assurance, based upon the results of the completed internal audit and precedents, the Company believes a negotiated settlement of any violations will not have a material adverse effect on the Company. In addition, the Company does not believe that the audit result supports the denial of export privileges; however, any such penalty would have a material adverse effect on the Company's business. The Company further believes that the voluntary disclosure, along with other internal actions taken, will serve to mitigate any potential adverse consequences that otherwise might accrue.

On July 1, 2004, the Company signed an agreement in the amount of $200,000 to settle allegations that monitoring systems purchased from Criticare in fiscal 1999 did not perform to specifications. The Company paid $50,000 in July upon execution of the agreement and agreed to pay the balance in three equal monthly installments of $50,000 each, payable on the first day of each month beginning in August until the entire sum is paid.

Additionally, from time to time, various lawsuits arise out of the normal course of business. These proceedings are handled by outside counsel. Currently management is not aware of any claim or action pending against the Company that would have a material adverse effect on the Company.

8. STOCKHOLDERS' EQUITY

Stock Options – At the annual stockholders meeting held on November 14, 2003, the Company's shareholders approved the Criticare Systems, Inc. 2003 Stock Option Plan (the "2003 Plan"). This 2003 Plan replaced the 1992 Employee Stock Option Plan and the 1992 Non-Employee Stock Option Plan (collectively, the "1992 Plans") and 179,380 reserved shares of common stock available under the 1992 Plans were moved to the 2003 Plan. The shareholders also approved 250,620 shares being available for future grants in addition to the 179,380 shares currently available, for a total of 430,000 shares authorized for issuance under the 2003 Plan. The Company also has options outstanding under two plans which existed prior to the approval of the 1992 Plans, the 1987 Employee Stock Option Plan and the 1987 Non-Employee Stock Option Plan (collectively with the 1992 Plans, the "Old Plans"). As a result of the approval of the 2003 Plan, no new stock options can be granted under the Old Plans, although the Company can regrant existing stock options under the Old Plans to extend the term of such options. The Board of Directors has authorized in connection with these stock option plans the issuance of 2,710,620 reserved shares of common stock, of which 47,000 reserved shares remain available for future issuance at June 30, 2004. The Board of Directors increased the number of reserved shares for issuance under the Plans from 1,720,000 to 2,220,000 during 2001, from 2,220,000 to 2,460,000 during 2002, and from 2,460,000 to 2,710,620 during 2003. The activity during 2002, 2003 and 2004 for the above plans is summarized as follows:

	Number of Shares	Stock Options Price Range	Weighted Avg. Exercise Price
Outstanding at June 30, 2001	1,635,620	$1.50-3.69	$2.19
Granted	35,000	3.60-4.40	4.21
Cancelled	(57,700)	1.63-2.97	2.43
Exercised	(403,300)	1.63-2.97	2.14
Outstanding at June 30, 2002	1,209,620	1.50-4.40	2.26
Granted	273,950	2.88-3.11	2.91
Cancelled	(52,700)	2.97-3.62	3.18
Exercised	(4,500)	1.63	1.63
Outstanding at June 30, 2003	1,426,370	1.50-4.40	2.35
Granted	414,000	3.05-4.37	3.19
Cancelled	(39,750)	1.63-4.30	3.21
Exercised	(370,725)	1.50-2.97	1.66
Outstanding at June 30, 2004	1,429,895	1.88-4.40	2.75

The following table summarizes information about stock options outstanding as of June 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding at June 30, 2003	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Shares Exercisable at June 30, 2003	Weighted Average Exercise Price
$1.88-2.88	668,275	1.97	$2.33	441,210	$2.20
2.97-4.40	761,620	5.80	3.12	302,120	3.08
1.88-4.40	1,429,895	4.01	2.75	743,330	2.56

The weighted average exercise price of exercisable options at June 30, 2004, 2003, and 2002 was $2.56, $2.18, and $2.13, respectively.

Outstanding options have fixed terms and are exercisable over a period determined by the Compensation Committee of the Company's Board of Directors but no longer than ten years after the date of grant.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the additional disclosures required by SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. The fair value of stock options is the estimated present value at the grant date using the Black-Scholes option-pricing model. The weighted average fair market value of the options granted during fiscal 2004, 2003, and 2002, along with the assumptions used, follows below:

Years Ended June 30

	2004	2003	2002
Weighted average fair market value of options granted during the fiscal year ended June 30	$0.95	$0.69	$1.57
Assumptions used:			
Expected volatility	80.0%	80.0%	70.0%
Risk-free interest rate	4.39%	2.87%	3.59%
Expected option life (in years)	9.40	4.40	3.30

Stock Warrants – In February 1998, the Company executed a warrant agreement with a consultant. The warrant agreement provided for the issuance of warrants to purchase up to 150,000 shares of common stock at a price of $3.00 per share. The warrant was exercisable as to 30,000 shares upon execution of the agreement and the warrants to purchase the remaining 120,000 shares were to be exercisable if certain performance parameters were achieved by February 1999. No such parameters were achieved. These warrants expired in February 2003, but were amended. The 30,000 warrants were extended for an additional five years with an exercise price of $2.88 per share which represents the closing price of the Company's stock on the date the warrants were amended.

In December 2000, the Company executed another warrant agreement with the consultant. The warrant agreement provides for the issuance of warrants to purchase up to 70,000 shares of common stock at a price of $1.875 per share. The warrant vests over a four year period in four equal increments each year on the anniversary date of the warrant. The warrant terminates as to any shares that are unvested at the time the consultant ceases to provide consulting services to the Company. As of June 30, 2004, 52,500 of these warrants were exercisable. Such warrants expire in December 2005.

Preferred Stock – The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 500,000 shares of $.04 par value authorized preferred shares. No preferred stock is issued or outstanding.

On March 27, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was made on April 24, 1997 to the stockholders of record on that date to purchase Preferred Stock ("Preferred") upon the occurrence of certain events. The Rights will be exercisable the tenth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $25, subject to adjustment, one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $25 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger, each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on April 1, 2007.

Common Stock Held in Treasury – At June 30, 2004 and 2003 the Company held in Treasury 124,728 and 130,192 shares of common stock, respectively. On February 28, 2002, the Criticare Board of Directors approved the purchase in the open market of up to 500,000 shares of Criticare common stock. At June 30, 2004 and 2003 the Company held in Treasury 76,223 shares of common stock purchased in accordance with this stock buyback program.

Subscriptions Receivable – Subscriptions receivable represents common stock issued in May 2002 to two directors of the Company, Milton Datsopoulos and Karsten Houm, related to expiring stock options. The shares were issued and promissory notes payable in the amount of $112,500 were executed by each of the directors for the exercise price of the stock options. In February 2003 these two directors retired from the Board. After their retirement, the promissory notes were refinanced through the issuance of two new notes dated March 1, 2003. These promissory notes were paid in full in February 2004.

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $96,000, $92,000, and $87,000 in 2004, 2003 and 2002, respectively.

10. BUSINESS AND CREDIT CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risks consist of cash, certificates of deposit, and accounts receivable. These financial instruments are carried at approximate fair value, less appropriate allowance, due to their short maturities.

The Company maintains cash balances which at times may exceed federally insured limits. As of June 30, 2004 and 2003, the Company held $3,425,816 and $3,461,015, respectively, in excess of federally insured limits. The Company's management evaluates the creditworthiness of the financial institutions in which it places its cash. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk for cash accounts.

The Company is a manufacturer of medical monitors and telemetry products whose customers include hospitals and alternative health care sites throughout the world. Although the Company's products are sold primarily to health care providers, concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's large number of customers, their geographic dispersion, and the Company's credit evaluation process. The Company currently coordinates substantially all international sales and distribution activities through its headquarters in Waukesha, Wisconsin. Other than inventory and accounts receivable for the Company's operation in India totaling approximately $1.5 million, identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:

	2004	2003	2002
Europe and Middle East	$7,164,000	$7,812,000	$6,861,000
Pacific Rim	1,389,000	1,614,000	1,292,000
Canada and Central and South America	3,246,000	2,218,000	2,193,000
Export net sales	$11,799,000	$11,644,000	$10,346,000
U.S. net sales	16,792,000	16,919,000	15,874,000
Total net sales	$28,591,000	$28,563,000	$26,220,000

Note: Sales in Europe and the Middle East have been combined above due to joint sales responsibility in these areas. No country made up more than 10% of the Company's total sales.

11. OTHER BUSINESS CONCENTRATIONS

During 1999, the Company entered into an OEM agreement with a customer. Sales to this customer approximated $3,580,000, $3,723,000, and $3,507,000 in fiscal 2004, 2003, and 2002, respectively, which represented approximately 13% of the Company's total sales in each of these fiscal years. The Company had a receivable balance from this customer of $295,463, $396,775, and $370,346 on June 30, 2004, 2003, and 2002, respectively, which represented 4%, 6%, and 6% of the Company's total receivables as of these dates.

In fiscal 2001, the Company entered into agreements with two offshore contract manufacturing firms to supply finished products. A summary of the purchases and outstanding payables to these two companies for the years ended June 30, 2004, 2003, and 2002 as follows on the next page:

	2004	2003	2002
Supplier I - Purchases	$6,756,279	$6,710,734	$4,258,014
% of total purchases	30.0%	25.6%	19.0%
Accounts payable balance	$1,227,116	$1,034,427	$796,557
% of total payables	37.9%	45.5%	34.2%
Supplier II - Purchases	$1,115,484	$2,958,231	$2,104,640
% of total purchases	5.0%	11.3%	9.4%
Accounts payable balance	$200,978	$114,975	$242,694
% of total payables	6.2%	5.1%	10.4%

12. COMMITMENTS

The Company leases various equipment under both operating leases and a capital lease, which expire at various dates through fiscal 2009.

On January 19, 2004 the Company entered into a lease agreement for the hardware and software for a new business system. This lease has been accounted for as a capital lease in accordance with SFAS No. 13, "Accounting for Leases". The following is an analysis of this capital lease:

	June 30, 2004	June 30, 2003
Machinery and equipment	$333,840	–
Less accumulated depreciation	(23,846)	–
Net	$309,994	–

Depreciation expense was $23,846 in fiscal 2004.

In August 2002 the Company sold its facility headquartered in Waukesha, Wisconsin and leased back approximately 62% of the building's square footage through August 2007. Rent expense was $328,268 in 2004 and $280,854 in 2003 for the five year building lease and all other lease commitments.

The following is a schedule by years of the future minimum lease payments under this capital lease and future minimum rental payments required under operating leases, together with the present value of the net minimum lease payments at June 30, 2004:

Years Ended June 30

	Capital Lease	Operating Leases
2005	$82,560	$332,662
2006	82,560	329,776
2007	82,560	321,206
2008	82,560	73,258
2009 and thereafter	62,640	22,678
Total minimum lease payments	$392,880	$1,079,580
Less amount representing interest	(70,398)	–
Present value of net minimum lease payments	$332,482	–
Less current portion at June 30, 2004	$57,711	–
Long-term portion at June 30, 2004	$264,770	–

During fiscal 2001 the Company entered into supply partnership agreements with two offshore contract manufacturing firms that exclusively manufacture medical devices in a regulated environment. These two firms manufacture specific products designated by the Company in accordance with formal purchase orders. The initial term of the agreements is for a period of three years and is automatically extended for additional periods of two years each, unless either party gives written notice at least sixty days prior to the end of the initial term or the then current extension term. To ensure an adequate supply of products manufactured by these companies is maintained, the agreements require that these firms keep on hand in their finished goods inventories one full month of supply of all products under current purchase orders. At June 30, 2004 and 2003, a one month supply of product maintained at these two firms would total approximately $555,000 and $486,000, respectively. In the event the Company would cancel a purchase order under either of these agreements, the Company would be required to purchase at cost all raw materials, work-in-progress and finished goods inventories for that purchase order. The total work in process and raw material inventory for these agreements is approximately $555,000. In addition, any property or equipment that these firms purchased specifically for the production of the Company's products would be purchased at mutually agreed upon prices. There have not been any purchase order cancellations under these agreements.

13. GUARANTEES

Criticare Integration, Inc., a wholly owned U.S. subsidiary of the Company, was incorporated on April 8, 2003 to supply medical equipment and supplies to medical facilities in countries in the Black Sea Economic Zone. The Company had set up a standby letter of credit for $300,000 on behalf of an International distributor it is working with in connection with this project. The standby letter of credit served as a guarantee for a $2,000,000 line of credit that had been extended by a large Austrian bank to the International distributor to fund this project. The standby letter of credit was to expire on November 15, 2003. The line of credit was no longer deemed necessary to fund the project and was therefore cancelled prior to expiration. The related standby letter of credit from the Company guaranteeing the line of credit was also cancelled on October 20, 2003.

The Company also maintained a second standby letter of credit (SBLC) for $300,000 on behalf of the International distributor that served as a guarantee to fund borrowings by the International distributor used to set up and market this project. This SBLC was to expire on November 1, 2003, but was renewed through November 1, 2004 on October 16, 2003. Due mainly to more favorable credit terms obtained from another bank, on December 24, 2003 this $300,000 SBLC was cancelled and replaced by a $400,000 SBLC guaranteeing a $450,000 line of credit that expires on December 31, 2004. This standby letter of credit would only be called if the cash flows from the project were not adequate to fund the costs to support the project and the International distributor would not be able to retire the debt. Due to adverse events relating to the International distributor subsequent to the end of fiscal 2004, Criticare believes that the project will not generate sufficient cash flow to fund the International distributor's line of credit, which will lead to the standby letter of credit being called. Thus, Criticare has recognized a charge to other expenses in the amount of $400,000 to reserve for the impending call of this guarantee.

In addition, Criticare also has an outstanding receivable due from the International distributor relating to equipment sold by Criticare to the International distributor. Criticare believes it is unlikely it will be able to collect the receivable due from the International distributor or recover the equipment shipped. Accordingly, Criticare has set up an allowance for the expected write off in the amount of $421,000. A reserve in the amount of $90,000 has also been established to satisfy a claim for duties and Value Added Tax associated with importation of products into a foreign country on behalf of the International distributor.

In the fiscal second quarter ended December 31, 2003, the Company also set up two new standby letters of credit to two suppliers of medical equipment for the project totaling $100,000. These two SBLC's were set up to secure payment for the suppliers and would only be called if the cash flows from the project were not adequate to fund equipment purchases from these suppliers. Currently no purchases have been made from either supplier. As of September 2, 2004, one standby letter of credit in the amount of $35,000 was voluntarily canceled by the supplier.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

To the Board of Directors and Stockholders of Criticare Systems, Inc.:

Waukesha, Wisconsin

We have audited the accompanying consolidated balance sheets of Criticare Systems, Inc. as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Criticare Systems, Inc. at June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

/s/ BDO Seidman, LLP
Milwaukee, Wisconsin
August 18, 2004 except Note 6 dated September 23, 2004

FACT SHEET AS OF JUNE 30, 2004

COMMON STOCK MARKET PRICE RANGE AND DIVIDEND POLICY

The Company's common stock is traded on the American Stock Exchange (Symbol CMD). As of June 30, 2004, there were approximately 229 holders of record of the common stock. The Company has never paid dividends on its common stock and has no plans to pay cash dividends in the foreseeable future. The Company's credit agreement prohibits any redemption of shares of common stock or any distribution or dividend to the Company's stockholders.

Year Ended June 30

	2004		2003	
Quarter Ended:	High	Low	High	Low
September 30	$3.85	$3.08	$3.99	$2.48
December 31	$4.10	$3.07	$3.62	$2.41
March 31	$4.45	$3.62	$3.77	$2.41
June 30	$4.08	$2.85	$3.15	$2.24

AMEX Symbol: CMD

Corporate General Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Patent, Trademark and Copyright Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Transfer Agent and Registrar
LaSalle Bank National Association
Chicago, Illinois

Auditors
BDO Seidman, LLP
Milwaukee, Wisconsin

Corporate Headquarters
20925 Crossroads Circle, Suite 100
Waukesha, WI 53186 U.S.A.

Annual Meeting of Stockholders
The annual meeting of stockholders will be held on Friday, December 3, 2004 at 4:00 p.m. at the Company's headquarters, 20925 Crossroads Circle, Suite 100, Waukesha, Wisconsin 53186.

Forms 10-K and 10-Q
The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. The Company also files quarterly reports on Form 10-Q. Stockholders may obtain copies of these reports, without charge, by writing:

Secretary
Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, Wisconsin 53186
U.S.A.

Directors
Dr. Higgins D. Bailey
Chairman of the Board

Jeffrey T. Barnes
Partner
Oxford Bioscience Partners

N.C. Joseph Lai, Ph.D.
Executive Chairman
BioForm Inc.

Emil H. Soika
President and Chief Executive Officer
Criticare Systems, Inc.

Stephen K. Tannenbaum, CPA
President
Tannenbaum & Co.

Officers
Drew M. Diaz
Vice President
Worldwide Sales
Assistant Secretary

Michael T. Larsen
Vice President
Quality Control/Quality Assurance

Joseph P. Lester
Vice President and General Manager

Joel D. Knudson
Vice President Finance
Secretary

Emil H. Soika
President and Chief Executive Officer

Deborah A. Zane
Vice President
Marketing and Business Development

CRITICARE
SYSTEMS, INC.

Corporate Headquarters
20925 Crossroads Circle
Suite 100
Waukesha, WI 53186 U.S.A.

Telephone: 262-798-8282
Fax: 262-798-8290
Web Site: www.csiusa.com